Exhibit 99.02

LOUISVILLE GAS AND ELECTRIC COMPANY

AND

KENTUCKY UTILITIES COMPANY

DIRECTOR AND OFFICER INFORMATION

The outstanding stock of Louisville Gas and Electric Company (“LG&E”) is divided into three classes: Common Stock, Preferred Stock (without par value), and Preferred Stock, par value $25 per share. At the close of business on February 28, 2005, the following shares of four series of such classes were outstanding:

Common Stock, without par value	21,294,223 shares
Preferred Stock, par value $25 per share, 5% Series	860,287 shares
Preferred Stock, without par value, $5.875 Series	225,000 shares
Preferred Stock, without par value (stated value $100 per share)
Auction Rate Series A	500,000 shares

The outstanding stock of Kentucky Utilities Company (“KU”) is divided into three classes: Common Stock, without par value, Preferred Stock, without par value, and Preference Stock, without par value. As of the close of business on February 28, 2005, the following shares of three series of such classes were outstanding:

Common Stock, without par value	37,817,878 shares
Preferred Stock, without par value (stated value $100 per share)
4.75% Series	200,000 shares
6.53% Series	200,000 shares

All of the outstanding LG&E Common Stock and KU Common Stock is owned by LG&E Energy LLC. (“LG&E Energy”). Based on information contained in a Schedule 13G originally filed with the Securities and Exchange Commission in October 1998, AMVESCAP PLC, a parent holding company, reported certain holdings in excess of five percent of LG&E’s Preferred Stock. AMVESCAP PLC, with offices at 1315 Peachtree Street, N.W., Atlanta, Georgia 30309, and certain of its subsidiaries reported sole voting and dispositive power as to no shares and shared voting and dispositive power as to 43,000 shares of LG&E Preferred Stock, without par value, $5.875 Series, representing 17.2% of that class of Preferred Stock. The reporting companies indicated that they hold the shares on behalf of other persons who have the right to receive or the power to direct the receipt of dividends or the proceeds of sales of the shares. No other persons or groups are known by management to be beneficial owners of more than five percent of LG&E’s Preferred Stock.

As of February 28, 2005, all directors, nominees for director and executive officers of LG&E and KU as a group beneficially owned no shares of LG&E Preferred Stock or KU Preferred Stock and less than 1% of the shares of E.ON AG, the ultimate parent of LG&E and KU.

On December 11, 2000, Powergen plc, a public limited company with registered offices in England and Wales (“Powergen”) completed its acquisition of LG&E Energy Corp., then the parent corporation of LG&E and KU. In connection with such transaction, certain officers and directors of Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.  In January 2003, Powergen was reregistered as Powergen Limited.

On July 1, 2002, E.ON AG, a German corporation (“E.ON”), completed the acquisition of Powergen.  In connection with such transaction, certain officers or directors of E.ON and Powergen were appointed to fill vacancies in the Board of Directors of LG&E and KU occurring by resignation of prior directors.

On December 30, 2003, LG&E Energy LLC became the successor, by assignment and subsequent merger, to the assets and liabilities of LG&E Energy Corp.

INFORMATION ABOUT DIRECTORS

The number of members of each of the Boards of Directors of LG&E and KU is currently fixed at five, pursuant to the Companies’ bylaws and resolutions adopted by the Boards of Directors. Generally, directors are elected at each year’s Annual Meeting to serve for one-year terms and to continue in office until their successors are elected and qualified.

On January 31, 2004, in connection with reorganizations in reporting relationships among E.ON, Powergen and LG&E Energy in early 2004, Messrs. John R. McCall and S. Bradford Rives were appointed to the Boards of LG&E and KU to fill the vacancies created by resignations of Dr. Hans Michael Gaul and Mr. Michael Söhlke.  Effective January 1, 2005, the size of the Boards was increased to five and Messrs. Paul W. Thompson and Chris Hermann were appointed as directors.

The following contains certain information as of February 28, 2005 concerning the directors of LG&E and KU:

Directors with Terms Expiring at the 2005 Annual Meeting of Shareholders

Victor A. Staffieri (Age 49):    Mr. Staffieri is Chairman, President and Chief Executive Officer of LG&E Energy, LG&E and KU, serving from April 2001 to the present. He served as President and Chief Operating Officer of LG&E Energy, LG&E and KU from February 1999 to April 2001; Chief Financial Officer of LG&E Energy and LG&E from May 1997 to February 2000; Chief Financial Officer of KU from May 1998 to February 2000; President, Distribution Services Division of LG&E Energy from December 1995 to May 1997; and Senior Vice President, General Counsel and Public Policy of LG&E Energy and LG&E from November 1992 to December 1993. Mr. Staffieri has been a director of LG&E Energy, LG&E and KU since April 2001 and was a director of Powergen from April 2001 until January 2004.

John R. McCall  (Age 61):                Mr. McCall is Executive Vice President, General Counsel and Secretary of LG&E Energy and Executive Vice President, General Counsel and Corporate Secretary of LG&E and KU.  Mr. McCall has held these positions at LG&E Energy and LG&E since July 1994 and at KU since May 1998.  Mr. McCall has been a director of LG&E Energy, LG&E and KU since January 2004.

S. Bradford Rives (Age 46):              Mr. Rives is Chief Financial Officer of LG&E Energy, LG&E and KU, serving from September 2003 until the present.  He served as Senior Vice President – Finance and Controller of LG&E Energy, LG&E and KU from December 2000 until September 2003; Senior Vice President – Finance and Business Development of LG&E Energy and LG&E from February 1999 to December 2000; and Vice President – Finance and Controller of LG&E Energy and LG&E from March 1996 to February 1999.  Mr. Rives has been a director of LG&E Energy, LG&E and KU since January 2004.

Paul W. Thompson (Age 48):           Mr. Thompson is Senior Vice President – Energy Services of LG&E Energy, LG&E and KU, serving from June 2000 until the present.  He served as Senior Vice President – Energy Services of LG&E Energy from August 1999 until June 2000; Vice President, Retail Electric Business of LG&E from December 1998 to August 1999; and Group Vice President – Energy Marketing  of LG&E Energy from June 1998 to August 1999.  Mr. Thompson has been a director of LG&E Energy, LG&E and KU since January 2005.

Chris Hermann (Age 57):                  Mr. Hermann is Senior Vice President – Energy Delivery of LG&E Energy, LG&E and KU, serving from February 2003 until the present.  He served as Senior Vice President – Distribution Operations of LG&E Energy, LG&E and KU from December 2000 until February 2003; Vice President, Supply Chain and Operating Services of LG&E Energy and LG&E from December 1999 to December 2000; and Vice President, Power Generation and Engineering Services of  LG&E from May 1998 to December 1999.   Mr. Hermann has been a director of LG&E Energy, LG&E and KU since January 2005.

INFORMATION CONCERNING THE BOARDS OF DIRECTORS

The Boards of Directors of LG&E and KU contain the same members.  Each member is also a director of LG&E Energy, as described above.

During 2004, there were a total of 11 and 12 meetings or consents of the LG&E and KU Boards, respectively. All directors attended 75% or more of the total number of meetings or consents of the Boards of Directors and committees of the Boards on which they served.

Compensation of Directors

Directors who are also officers of E.ON, LG&E Energy or their subsidiaries receive no compensation in their capacities as directors of LG&E and KU.

Committees

There are currently no formal committees of the Boards of Directors of the Companies.  Due to the small Board size of five members, each Board as a whole performs the functions related to audit or nominating committees.

In July 2002, upon completion of the E.ON-Powergen acquisition, the structures of the LG&E and KU Boards were changed to recognize practical and administrative efficiencies. The LG&E and KU Boards and LG&E Energy Board, respectively, adopted resolutions providing that (i) the functions of the former Audit Committee would be performed by the LG&E and KU Boards as a whole and (ii) certain functions of the former Remuneration Committee under certain LG&E Energy executive compensation plans would be performed by the Senior Vice President – Corporate Executive Human Resources of E.ON AG, currently Dr. Stefan Vogg.

Audit and Auditor Matters

Due to the small size, each Board as a whole performs the functions associated with an Audit Committee.  Each Board has determined that each of Victor A. Staffieri and S. Bradford Rives is an audit committee financial expert as defined by Item 401(h) of Regulation S-K.  All members of the Boards are officers or employees of LG&E or KU and therefore are not independent within the meaning of Item 7(d)(3)(iv) of Schedule 14A of the Securities Exchange Act of 1934.

During 2004, the Boards maintained direct and indirect contact with the independent registered public accounting firm and with LG&E’s and KU’s internal Audit Services to review the following matters pertaining to LG&E and KU:  fees and services relating to the independent auditor; the adequacy of accounting and financial reporting procedures; the adequacy and effectiveness of internal accounting controls; the scope and results of the annual audit and any other matters relative to the audit of the Companies’ accounts and financial affairs that the Board, Audit Services or the independent registered public accounting firm deemed necessary.   A report of the Board acting as Audit Committee is included in the “Report on 2004 Audit Committee Matters” section of this document.  A copy of the charter applicable to the Board acting as Audit Committee is included as Appendix A of this document.

The Board is responsible for approving all audit and permissible non-audit services to be provided by the independent registered public accounting firm in accordance with LG&E’s and KU’s  Pre-Approval Policy.   Under the policy, the Board annually reviews and pre-approves the services that may be provided by the independent registered public accounting firm.   These include audit services, audit-related services, tax services and some permissible non-audit services, up to designated fee or budget levels.  New services or services exceeding these levels will require separate pre-approval by the Board.  Under the policy, the Board may delegate pre-approval authority to one or more of its members, subject to reporting of any decisions by such member to the Board or may rely upon certain annual or other pre-approvals by the E.ON Audit Committee under its policy, subject to certain reporting to the Board.

 Nominations

Due to the small size of the Boards and the fact that LG&E Energy owns all of LG&E’s and KU’s common stock and approximately 96% of LG&E’s voting stock, the Boards have determined that it is appropriate not to have a standing nominating committee, nominating committee charter or policy regarding consideration of candidates for director, including shareholder nominees.  The full Boards, with input from E.ON officers, select director nominees.  All members of the Boards are officers or employees of LG&E or KU and therefore are not independent within the meaning of Item 7(d)(2)(ii)(D) of Schedule 14A of the Securities Exchange Act of 1934.

Nominations for the election of directors may be made by the Boards, a committee thereof or by shareholders entitled to vote in the election of directors generally.  Shareholder nominations must provide timely written notice in writing to the Companies’ Secretary in accordance with the procedures set forth in the section “Shareholder Proposals and Nominations” of this document.  The Boards’ chairman may void the nomination of any candidate for election which was not made in compliance with applicable procedures.

COMPENSATION REPORT

Following the July 1, 2002 completion of E.ON’s acquisition of Powergen, the Remuneration Committee of the Boards of Directors of LG&E and KU was terminated.  As stated above, the LG&E Energy, LG&E and KU Boards adopted resolutions providing that certain functions of the former Remuneration Committee under certain executive compensation plans would be performed by the Senior Vice President - Corporate Executive Human Resources of E.ON, currently Dr. Stefan Vogg.  This report describes the compensation policies applicable to the Companies’ executive officers for the last completed fiscal year.

With respect to 2004, Dr. Vogg, in consultation with certain officers of E.ON AG, LG&E Energy, LG&E and KU, including members of the Companies’ Boards of Directors (collectively, the “Compensation Group”), arrived at decisions regarding the compensation of LG&E’s and KU’s executive officers, including the setting of base pay levels for 2004, and the administration and determination of awards under the E.ON Group Stock Option Program (the “E.ON SAR Plan”) and the LG&E Energy Corp. Performance Unit Plan (the “Long-Term Plan”) and of payments under the Short-Term Incentive Plan (the “Short-Term Plan”) as applicable to LG&E and KU.

The Companies’ executive compensation program and the target awards and opportunities for executives are designed to be competitive with the compensation and pay programs of comparable companies, including utilities, utility holding companies and companies in general industry, where appropriate. The executive compensation program has been developed and implemented over time through consultation with, and upon the recommendations of, recognized executive compensation consultants. The Compensation Group and the Boards of Directors have continuing access to such consultants as desired, and are provided with independent compensation data for their review.

Set forth below is a report addressing LG&E’s and KU’s compensation policies during 2004 for their officers, including the executive officers named in the following tables. In many cases, the executive officers also serve in similar capacities for affiliates of LG&E and KU, including LG&E Energy. For each of the executive officers of LG&E and KU, the policies and amounts discussed below are for all services to LG&E, KU and their affiliates, during the relevant period.

Compensation Philosophy

During 2004, LG&E’s and KU’s executive compensation program had three major components: (1) base salary; (2) short-term; and (3) long-term incentives. The Companies developed their executive compensation program to focus on both short-term and long-term business objectives that are designed to enhance overall shareholder value. The short-term and long-term incentives were premised on the belief that the interests of executives should be closely aligned with those of shareholders. Based on this philosophy, these two portions of each executive’s total compensation package were linked to the accomplishment of specific results that were designed to benefit shareholders in both the short-term and long-term.

The executive compensation program also recognized that compensation practices must be competitive not only with utilities and utility holding companies, but also with companies in general industry to ensure that a stable and successful management team can be recruited and retained.

Pursuant to this competitive market positioning philosophy, in establishing compensation levels for all executive positions for 2004, the Compensation Group reviewed competitive compensation information for United States general industry companies with revenue of approximately $3 billion (the “Survey Group”) and established targeted total direct compensation (base salary plus short-term incentives and long-term incentives) for each executive for 2004 to generally approach the 50th percentile of the competitive range from the Survey Group.  Salaries, short-term incentives and long-term incentives for 2004 are described below.  (The utilities and utility holding companies that were in the Survey Group were not necessarily the same as those in the Dow Jones Utility Average used in a company performance graph in any proxy statement.)

The 2004 compensation information set forth in other sections of this document, particularly with respect to the tabular information presented, reflects the considerations set forth in this report. The Base Salary, Short-Term

Incentives, and Long-Term Incentives sections that follow address the compensation philosophy for 2004 for all executive officers except those serving as Chief Executive Officer.   The compensation of the Chief Executive Officer is discussed below under the heading “Chief Executive Officer Compensation.”

Base Salary

The base salaries for LG&E and KU executive officers for 2004 were designed to be competitive with the Survey Group at approximately the 50th percentile of the base salary range for executives in similar positions with companies in the Survey Group. Actual base salaries were determined based on a combination of market position, individual performance and experience.

Short-Term Incentives

The Short-Term Plan provided for Company Performance Awards and Individual Performance Awards, each of which is expressed as a percentage of base salary and each of which is determined independent of the other. The Compensation Group established the performance goals for the Company Performance Awards and Individual Performance Awards at the beginning of the 2004 performance year. Payment of Company Performance Awards for executive officers was based on varying performance measures tied to each officer’s responsible areas. These measures and goals included, among others, LG&E Energy earnings before interest and taxes (“EBIT”) targets and LG&E/KU EBIT targets.  The Compensation Group retains discretion to adjust the measures and goals as deemed appropriate. Payment of Individual Performance Awards was based 100% on management effectiveness. As stated, the awards varied within the executive officer group based upon the nature of each individual’s functional responsibilities.

For 2004, the Company Performance Award targets for named executive officers were 30% of base salary, and the Individual Performance Award targets were 20% of base salary. Both awards were established to be competitive with the 50th percentile of such awards granted to comparable executives employed by companies in the Survey Group. The individual officers were eligible to receive from 0% to 175% of their targeted Company Performance Award amounts, dependent upon Company performance as measured by the relevant performance goals, and were eligible to receive from 0% to 175% of their targeted Individual Performance Award amounts dependent upon individual performance as measured by management effectiveness.

Using the relevant E.ON, LG&E Energy, LG&E/KU and other subsidiaries’ performance against goals in 2004, the Compensation Group determined relative annual performance against targets for Company Performance Awards. Based upon this determination, Company Performance Awards for 2004 to the named executive officers were paid ranging from 118% to 131% of target and 36% to 39% of base salary. Based on determinations of management effectiveness, payouts for Individual Performance Awards to the named executive officers ranged from 150% to 165% of target and 32% to 71% of base salary.

Long-Term Incentives

The Compensation Group determines the competitive long-term grants under the Long-Term Plan and the E.ON SAR Plan to be awarded for each executive based on the long-term awards for the 50th percentile of the Survey Group. The aggregate expected value of the awards is intended to approach the expected value of long-term incentives payable to executives in similar positions with companies in the 50th percentile of the Survey Group, depending upon achievement of targeted Company performance.

In 2004, the Compensation Group granted performance units under the Long-Term Plan to executive officers and senior management and stock appreciation rights (“SAR’s”) under the E.ON SAR Plan to executive officers.  The amounts of the executive’s long-term award to be delivered in SAR’s and performance units were 25% and 75% respectively.  Under the Long-Term Plan, the future value of grants of performance units is dependent upon company performance against a value-added target.  The ultimate value of the performance unit can range from 0% to 150% of grant. Under the E.ON SAR Plan, the amount paid to executives when they exercise their SAR’s, after satisfaction of vesting and performance criteria, is the difference between E.ON’s stock price at the time of exercise and the stock price at the time of issuance, multiplied by the number of SAR’s exercised multiplied by the foreign exchange rate at the time of grant.  The price at issuance is the average of the XETRA closing quotations for E.ON stock during the December prior to issuance.  The future value of the 2004 grants of SAR’s was substantially dependent upon the changing value of E.ON shares in the marketplace.

SAR’s are subject to two year vesting and performance requirements.  No regular payouts of performance units under the Long-Term Plan occurred during 2004 as the three-year performance periods had not been completed.

Chief Executive Officer Compensation

Mr. Victor A. Staffieri was appointed Chief Executive Officer of LG&E and KU effective May 1, 2001. Mr. Staffieri’s compensation was governed by the terms of an Employment and Severance Agreement entered into on February 25, 2000 as amended (including upon his appointment as Chief Executive Officer) (the “2000 Agreement”). The 2000 Agreement was for an initial term of two years commencing on December 11, 2000, with automatic annual extensions thereafter unless E.ON or the Companies or Mr. Staffieri give notice of non-renewal.  During 2004, Mr. Staffieri entered into an amendment to his employment and severance agreement.

The 2000 Agreement established the minimum levels of Mr. Staffieri’s base compensation, although the Chairman of E.ON retains discretion to increase such compensation. For 2004, the Compensation Group established Mr. Staffieri’s compensation and short-term and long-term awards using comparisons to relevant officers of companies in the Survey Group, including utilities, and survey data from various compensation consulting firms. Mr. Staffieri also received Company contributions to the savings plan, similar to those of other officers and employees. Details of Mr. Staffieri’s 2004 compensation are set forth below.

Base Salary.      Mr. Staffieri was paid a total base salary of $673,236 during 2004, pursuant to the 2000 Agreement, as amended. The Compensation Group, in determining Mr. Staffieri’s 2004 annual salary, including the minimum, considered his individual performance in the prior growth of LG&E Energy and the comparative compensation data described above.

Short-Term Incentives.      Mr. Staffieri’s short-term incentive target award as Chief Executive Officer was 70% of his 2004 base salary. As with other executive officers receiving short-term incentive awards, Mr. Staffieri was eligible to receive more or less than the targeted amount, based on Company performance and individual performance. His 2004 short-term incentive payouts were based 40% on achievement of Company Performance Award targets and 60% on achievement of Individual Performance Award targets.

For 2004, the Company Performance Award payout for Mr. Staffieri was 131% of target and 37% of his 2004 base salary and the Individual Performance Award payout was 170% of target and 71% of his 2004 base salary.  Mr. Staffieri’s Company Performance Award was based on LG&E Energy EBIT.  His Company Performance Award was calculated based upon annual Company performance as described under the heading “Short-Term Incentives.”  In determining the Individual Performance Award, the Compensation Group considered Mr. Staffieri’s effectiveness in several areas, including the financial and operational performance of LG&E Energy, LG&E, KU and other subsidiaries, Company growth and other measures.

Long-Term Incentive Grant.      In 2004, Mr. Staffieri received 883,619 performance units for the 2004-2006 performance period under the Long-Term Plan and 24,778 SAR’s under the E.ON SAR Plan. These amounts were determined pursuant to the terms of his 2000 Agreement, as amended, with an aggregate expected value representing approximately 175% of his base salary. The terms of the performance units and SAR’s for Mr. Staffieri are the same as for other executive officers, as described under the heading “Long-Term Incentives.”

Long-Term Incentive Payout.       Mr. Staffieri exercised SAR’s during 2004 as indicated in the “Option/SAR Exercises and Year-End Value Table.”  As with other executive officers, no regular payouts of performance units under the Long-Term Plan occurred during 2004 as the three-year performance periods had not been completed.

Other.     In 2004, Mr. Staffieri also received a retention payment in connection with a 2002 amendment to his employment and severance agreement in the amount of $872,032, including interest, as indicated in the Summary Compensation Table.

Members of the Companies’ Boards of Directors

Victor A. Staffieri

John R. McCall

S. Bradford Rives

Paul W. Thompson

Chris Hermann

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The following table shows the cash compensation paid or to be paid by LG&E, KU or LG&E Energy, as well as certain other compensation paid or accrued for those years, to the Chief Executive Officer and the next four highest compensated executive officers of LG&E and KU who were serving as such at December 31, 2004, as required, in all capacities in which they served LG&E, KU, LG&E Energy or its subsidiaries during 2002, 2003 and 2004:

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation
						Awards	Payouts
Name and Principal Position				Other Annual Comp. ($)		Restricted Stock Awards ($)	Securities Underlying Options/SAR (#)(1)	LTIP Payouts ($)(2)	All Other CompenSation ($)
	Year	Salary ($)	Bonus ($)

Victor A. Staffieri	2004	673,236	728,159	31,572		—	24,778	0	941,069	(3)
Chairman of the Board,	2003	648,902	741,340	39,461		—	25,282	0	902,945	(4)
President and Chief Executive	2002	630,001	650,101	24,282		—	6,250	1,483,377	2,433,735	(5)
Officer

John R. McCall	2004	408,949	296,015	9,365		—	8,600	0	670,532	(3)
Executive Vice President,	2003	389,475	313,933	198,681	(6)	—	8,671	0	47,529	(4)
General Counsel and	2002	363,975	251,543	144,756	(6)	—	3,611	401,580	1,390,557	(5)
Corporate Secretary

S. Bradford Rives	2004	332,001	230,355	7,293		—	5,586	0	517,626	(3)
Chief Financial Officer	2003	305,495	243,607	6,880		—	5,345	0	423,923	(4)
	2002	280,019	180,145	6,616		—	2,877	204,450	486,491	(5)

Paul W. Thompson	2004	286,258	209,048	8,273		—	4,697	0	435,220	(3)
Senior Vice President -	2003	269,071	187,526	7,232		—	4,792	0	10,151	(4)
Energy Services	2002	262,497	147,944	8,106		—	2,604	290,000	440,486	(5)

Chris Hermann	2004	262,412	179,732	7,891		—	3,311	0	416,884	(3)
Senior Vice President -	2003	252,928	166,267	4,905		—	3,378	0	22,463	(4)
Energy Delivery	2002	246,748	129,505	7,892		—	2,448	204,450	228,722	(5)

(1)                                  Amounts for all years reflect E.ON SAR Plan grants.

(2)                                  No regular payout were made under the Long-Term Plan were made during years 2004, 2003 or 2002 as no three-year performance periods had yet been completed.  Amounts for year 2002, reflect acceleration of open performance periods upon the change in control event resulting from the Powergen shareholders’ approval of the E.ON transaction.

(3)                                  Includes employer contributions to 401(k) plan, nonqualified thrift plan, employer paid life insurance premiums, vacation sell back and retention payments in 2004 as follows: Mr. Staffieri $6,500, $35,937, $26,600, $0 and $872,032, respectively; Mr. McCall $6,095, $15,662, $22,050, $2,359 and $613,425,  respectively; Mr. Rives $1,571, $15,736, $1,042, $1,277 and $498,000, respectively; Mr. Thompson, $4,353, $9,861, $2,259. $0 and $418,747, respectively and Mr. Hermann, $6,228, $6,754, $6,250, $4,037 and $393,615, respectively.  Mr. McCall’s figure also includes $10,941 representing certain overseas assignment and tax equalization amounts.  The retention payments above are discussed in the “Compensation Report” and “Employment Contracts and Termination of Employment Arrangements and Change in Control Provisions”.

(4)                                  Includes retention payments in 2003 as follows: Mr. Staffieri, $837,375; Mr. McCall, $0; Mr. Rives, $403,556; Mr. Thompson, $0; and Mr. Hermann, $0, respectively.

(5)                                  Includes retention payments in 2002 as follows: Mr. Staffieri, $2,349,170; Mr. McCall, $1,346,416; Mr. Rives, $87,746; Mr. Thompson, $425,926; and Mr. Hermann, $211,342, respectively.

(6)                                  Includes financial planning, automobile, spouse travel, dues, overseas compensation and tax payments in 2003 ($1,500, $4,000, $7,202, $0, $0 and $178,445) and 2002 ($2,000, $7,586, $50,589, $240, $36,398 and $48,143) respectively.

OPTION/SAR GRANTS TABLE

Option/SAR Grants in 2004 Fiscal Year

The following table contains information at December 31, 2004, with respect to grants of E.ON AG stock appreciation rights (SAR’s) to the named executive officers:

	Individual Grants				Potential
Name	Number of Securities Underlying Options/SARs Granted (#) (1)	Percent of Total Options/SARs Granted to Employees in Fiscal Year (2)	Exercise Or Base Price ($/ Share)	Expiration Date	Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term		10%($)
					0%($)	5% ($)

Victor A. Staffieri	24,778	39.1%	61.76	12/31/2010	0	622,981	1,451,812
John R. McCall	8,600	13.6%	61.76	12/31/2010	0	216,226	503,898
S. Bradford Rives	5,586	8.8%	61.76	12/31/2010	0	140,446	327,299
Paul W. Thompson	4,697	7.4%	61.76	12/31/2010	0	118,094	275,210
Chris Hermann	3,311	5.2%	61.76	12/31/2010	0	83,247	194,001

(1)          E.ON SAR’s were awarded with an exercise price at issuance equal to the average XETRA closing quotations for E.ON stock during the December prior to issuance.  The SAR’s are exercisable over a seven-year period from their issuance date.

(2)          Represents percentage grants to LG&E Energy, LG&E and KU officers only.

OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE

Aggregated Option/SAR Exercises in 2004 Fiscal Year

And FY-End Option/SAR Values

The following table sets forth information with respect to the named executive officers concerning the value of unexercised E.ON SAR’s held by them as of December 31, 2004:

Name	Shares Acquired On Exercise (#)(1)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options/SARs at FY-End ($) Exercisable/Unexercisable

Victor A. Staffieri	6,250	51,969	0 / 50,060	0 / 1,913,016
John R. McCall	3,611	30,025	0 / 17,271	0 / 659,088
S. Bradford Rives	2,877	23,922	0 / 10,931	0 / 414,603
Paul W. Thompson	0	0	2,604 / 9,489	107,649 / 362,612
Chris Hermann	0	0	2,448 / 6,689	101,200 / 255,613

(1)           Amounts shown are E.ON SAR’s.

LONG-TERM INCENTIVE PLAN AWARDS TABLE

Long-Term Incentive Plan Awards in 2004 Fiscal Year

The following table provides information concerning awards of performance units made in fiscal year 2004 to the named executive officers under the Long-Term Plan.

Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation Or Payout	Estimated Future Payouts under Non-Stock Price Based Plans (number of units)
			Threshold(#)	Target(#)	Maximum(#)

Victor A. Staffieri	883,619	12/31/2006	441,810	883,619	1,325,429
John R. McCall	306,712	12/31/2006	153,356	306,712	460,068
S. Bradford Rives	199,200	12/31//2006	99,600	199,200	298,800
Paul W. Thompson	167,499	12/31/2006	83,750	167,499	251,249
Chris Hermann	118,084	12/31/2006	59,042	118,084	177,126

Each performance unit awarded under the Long-Term Plan represented the right to receive an amount payable in cash on the date of payout. The amount of the payout is determined by company performance over a three-year cycle. For awards made in 2004, the Long-Term Plan awards were intended to reward executives on a three-year rolling basis dependent upon the achievement of a value-added target by LG&E Energy.

Pension Plans

The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under LG&E Energy’s qualified defined benefit pension plans, as well as non-qualified supplemental pension plans that provide benefits that would otherwise be denied participants by reason of certain Internal Revenue Code limitations for qualified plan benefits, based on the remuneration that is covered under the plan and years of service with LG&E Energy and its subsidiaries:

2004 PENSION PLAN TABLE

	Years of Service
Remuneration	15	20	25	30 or more

$100,000	$42,592	$42,592	$42,592	$42,592
$200,000	$106,592	$106,592	$106,592	$106,592
$300,000	$170,592	$170,592	$170,592	$170,592
$400,000	$234,592	$234,592	$234,592	$234,592
$500,000	$298,592	$298,592	$298,592	$298,592
$600,000	$362,592	$362,592	$362,592	$362,592
$700,000	$426,592	$426,592	$426,592	$426,592
$800,000	$490,592	$490,592	$490,592	$490,592
$900,000	$554,592	$554,592	$554,592	$554,592
$1,000,000	$618,592	$618,592	$618,592	$618,592
$1,100,000	$682,592	$682,592	$682,592	$682,592
$1,200,000	$746,592	$746,592	$746,592	$746,592
$1,300,000	$810,592	$810,592	$810,592	$810,592
$1,400,000	$874,592	$874,592	$874,592	$874,592
$1,500,000	$938,592	$938,592	$938,592	$938,592
$1,600,000	$1,002,592	$1,002,592	$1,002,592	$1,002,592
$1,700,000	$1,066,592	$1,066,592	$1,066,592	$1,066,592
$1,800,000	$1,130,592	$1,130,592	$1,130,592	$1,130,592
$1,900,000	$1,194,592	$1,194,592	$1,194,592	$1,194,592

A participant’s remuneration covered by the Retirement Income Plan (the “Retirement Income Plan”) is his or her average base salary and short-term incentive payment (as reported in the Summary Compensation Table) for the five calendar plan years during the last ten years of the participant’s career for which such average is the highest. The years of service for each named executive employed by LG&E Energy at December 31, 2004 were as follows:  12 years for Mr. Staffieri; 10 years for Mr. McCall; 21 years for Mr. Rives; 13 years for Mr. Thompson; and 34 years for Mr. Hermann. Benefits shown are computed as a straight life single annuity beginning at age 65.

Current Federal law prohibits paying benefits under the Retirement Income Plan in excess of $165,000 per year. Officers of LG&E Energy, LG&E and KU with at least one year of service with any company are eligible to participate in LG&E Energy’s Supplemental Executive Retirement Plan (the “Supplemental Executive Retirement Plan”), which is an unfunded supplemental plan that is not subject to the $165,000 limit. Presently, participants in the Supplemental Executive Retirement Plan consist of all of the eligible officers of LG&E Energy, LG&E and KU. This plan provides generally for retirement benefits equal to 64% of average current earnings during the highest 36 consecutive months prior to retirement, reduced by Social Security benefits, by amounts received under the Retirement Income Plan and by benefits from other employers. As with all other officers, Mr. Staffieri participates in the Supplemental Executive Retirement Plan described above.

Estimated annual benefits to be received under the Retirement Income Plan and the Supplemental Executive Retirement Plan upon normal retirement at age 65 and after deduction of Social Security benefits will be $803,702 for Mr. Staffieri; $375,678 for Mr. McCall; $294,765 for Mr. Rives; $254,564 for Mr. Thompson; and $231,544 for Mr. Hermann.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

ARRANGEMENTS AND CHANGE IN CONTROL PROVISIONS

In connection with the E.ON-Powergen merger, Messrs. Staffieri and McCall entered into amendments to their  employment and severance agreements and Mr. Staffieri entered into a further amendment in early 2004.  The original agreements, effective upon the LG&E Energy-Powergen merger for two year terms, contained change in control provisions and the benefits described below.  Pursuant to the amended agreements, Mr. Staffieri received certain retention payments during 2003 and 2004 described in the Compensation Report and the Summary Compensation Table.

Under the terms of his revised employment and severance agreement, Mr. Staffieri was entitled to additional retentions payment of $800,570, plus interest, on each of July 1, 2004 and January 1, 2005 (the two year and thirty month anniversaries of the E.ON-Powergen merger), which was initially to be credited into a deferred compensation account and which was then payable in a lump sum in cash.  If during the term of his agreement, which is automatically extended for subsequent one year terms unless terminated upon 90 days notice, and within twenty four months following a change in control, Mr. Staffieri’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. Staffieri shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable.  If during the term of his agreement but prior to a change in control, Mr. Staffieri’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. Staffieri will be entitled an amount equal to two times his annual base salary and target annual bonus.

Under the terms of his revised employment and severance agreement, on July 1, 2004, Mr. McCall received a lump sum cash payment equal to his annual salary plus target annual bonus.  If during the term of his agreement, which is automatically extended for subsequent one year terms unless terminated upon 90 days notice, and within twenty four months following a change in control or within forty-eight months of the E.ON-Powergen merger, Mr. McCall’s employment is terminated for reasons other than cause, disability or death, or for good reason, Mr. McCall shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable, or, if within 48 months of the date of the E.ON-Powergen merger, 2.99 times the sum of (1) and (2).

During 2002, in connection with the E.ON-Powergen merger, Messrs. Thompson, Rives and Hermann entered into new retention agreements under which these officers were entitled to a payment equal to the sum of (1) his annual base salary and (2) his annual bonus or “target” award, in the event of their continued employment through the second anniversary of the E.ON-Powergen merger.  During 2001, Messrs. Thompson, Rives and Hermann also entered into change of control agreements with terms of 24 months, with automatic one year renewals if not terminated, which provide that, in the event of termination of employment for reasons other than cause, disability or death, or for good reason within the 24 months following a change in control, these officers shall be entitled to a severance amount equal to 2.99 times the sum of (1) his annual base salary and (2) his bonus or “target” award paid or payable.

Pursuant to the employment and change in control agreements, payments may be made to executives which would equal or exceed an amount which would constitute a nondeductible payment pursuant to Section 280G of the Code, if any. Additionally, executives  receive continuation of certain welfare benefits and payments in respect of accrued but unused vacation days and for out-placement assistance. A change in control encompasses certain merger and acquisition events, changes in board membership and acquisitions of voting securities.

EQUITY COMPENSATION PLAN INFORMATION

The executive officers of LG&E and KU do not participate in any compensation plans under which equity securities of LG&E, KU or any affiliate are authorized for issuance.

Report on 2004 Audit Committee Matters

The Boards of Directors, consisting of five members, performed the functions of the Audit Committee (“Audit Committee”). The Audit Committee is governed by a charter adopted by the Board of Directors, which sets forth the responsibilities of the Audit Committee members.  The Audit Committee held four meetings during 2004.

The financial statements of Louisville Gas and Electric Company and Subsidiary and of Kentucky Utilities Company and Subsidiary are prepared by management, which is responsible for their objectivity and integrity.  With respect to the financial statements for the calendar year ended December 31, 2004, the Audit Committee reviewed and discussed the audited financial statements and the quality of the financial reporting with management and the independent registered public accounting firm.  It also discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, and received and discussed with the independent registered public accounting firm the matters in the written disclosures required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors the inclusion of the audited financial statements in Louisville Gas and Electric Company’s and Kentucky Utilities Company’s Annual Report on Form 10-K for the year ended December 31, 2004, for filing with the Securities and Exchange Commission.

The following information on independent audit fees and services is being provided in compliance with the Securities and Exchange Commission rules on auditor independence.

1.  PricewaterhouseCoopers LLP fees for the periods ended December 31, 2004 and December 31, 2003 are as follows:  (Certain amounts for 2003 have been reclassified to conform to 2004 presentation.)

	LG&E		KU
	2004	2003	2004	2003

Audit Fees
Audit Fees	$188,333	$128,862	$188,333	$128,862
Internal Controls	$16,667	$—	$16,667	$—
Comfort Letter Procedures	$—	$51,154	$34,360	$—
Regulatory Work	$—	$4,665	$—	$4,665
Total Audit Fees	$205,000	$182,681	$239,360	$133,527

Audit-Related Fees
Pension Plan Audits	$36,667	$17,200	$36,667	$9,000
Total Audit-Related Fees	$36,667	$17,200	$36,667	$9,000

Tax Fees
Sales Tax Services	$11,200	$—	$4,480	$—
Total Tax Fees	$11,200	$—	$4,480	$—

All Other Fees
Assorted Fees	$405	$—	$405	$—
Total All Other Fees	$405	$—	$405	$—

2.               The Audit Committee considered whether the independent registered public accounting firm’s provision of non-audit services is compatible with maintaining the registered public accounting firm’s independence.

3.               The Audit Committee has been advised by PricewaterhouseCoopers LLP that hours expended on the audit engagement were entirely performed by PricewaterhouseCoopers’ personnel.

This report has been provided by the Board of Directors performing the functions of the Audit Committee.

Victor A. Staffieri, Chairman

John R. McCall

S. Bradford Rives

Paul W. Thompson

Chris Hermann

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

LG&E and KU have in place procedures to assist its directors and officers in complying with Section 16(a) of the Exchange Act of 1934, which includes assisting the director or officer in preparing forms for filing.   Based upon information provided to LG&E and KU by individual directors and officers, LG&E and KU believe that in respect of the year ended December 31, 2004, all filing requirements have been complied with.

SHAREHOLDER PROPOSALS AND NOMINATIONS

Under LG&E’s By-laws, shareholders intending to nominate a director for election at the annual meeting must provide advance written notice. In general, such notice must be received by the Secretary of LG&E (a) not less than 90 days prior to the meeting date or (b) if the meeting date is not publicly announced more than 100 days prior to the meeting, by the tenth day following such announcement. Under KU’s s By-laws, shareholders intending to nominate a director for election at the annual meeting must provide advance written notice. In general, such notice must be received by the Secretary of KU (a) not less than 60 days prior to the meeting date or (b) if the meeting date is not publicly announced more than 70 days prior to the meeting, by the tenth day following such announcement.

To be proper, written notice must generally include (a) the name and address of the shareholder and of each nominee, (b) a representation that the shareholder is a holder of record entitled to vote at such meeting and intends to appear in person or by proxy, (c) a description of all arrangements between the shareholder and each nominee, (d) such other information regarding each nominee as would be required to be included in a proxy statement under the Securities and Exchange Commission rules had the nominee been nominated by the Board and (e) the consent of the each nominee to serve if elected.  LG&E shareholder proponents must also include the class and number of shares beneficially owned by the proponent.  Proposals not properly submitted will be considered untimely.

SHAREHOLDER COMMUNICATIONS

Shareholders can communicate with the Boards by submitting a letter or writing addressed to a director care of:  John R. McCall, Secretary, Louisville Gas and Electric Company/Kentucky Utilities Company, P.O. Box 32102, 220 West Main Street, Louisville, KY  40232. The Secretary may initially review communications with directors and transmit a summary to the directors, but has discretion to exclude from transmittal any communications that are commercial advertisements or other forms of solicitation or individual service or billing complaints (although all communications are available to the directors upon request). The Secretary will forward to the directors any communications raising substantial issues.

We encourage all directors to attend our annual meeting. Two of our five now-serving directors were in attendance at the LG&E and KU annual meeting in 2004.

APPENDIX A

LOUISVILLE GAS AND ELECTRIC COMPANY

AND

KENTUCKY UTILITIES COMPANY

AUDIT COMMITTEE CHARTER

(Revised and Approved March 24, 2005)

Mission Statement

The Audit Committee (the “Committee”) is a Committee, respectively, of the Boards of Directors (each, separately, the “Board”) of Louisville Gas and Electric Company and of Kentucky Utilities Company (each, separately, the “Company”).  Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the integrity and internal controls over the Company’s financial reporting process, and other systems of internal controls which management and the Board of Directors have established; the independence and performance of the independent accountant and the Audit Services function; and the process for monitoring compliance with the Code of Business Conduct and the Code of Ethics for the Chief Executive Officer (CEO) and Senior Financial Officers.   Although operating as a combined Committee, actions of the Committee related to an individual Company only are applicable to such Company only, as appropriate.

Composition

The Committee will be composed of at least three members of the Board of Directors who shall serve at the pleasure of the Board. At least one member of the Committee shall be designated as a financial expert. In the event that the Board of Directors does not appoint a Committee, the functions of the Committee shall be performed by the Board of Directors or its members.

Audit Committee members will be appointed by the Board of Directors. One of the members will be designated as the Committee’s Chairman.  The Chairman will preside over the Committee meetings and report Committee actions to the Board of Directors.

Meetings

The Committee will meet on a regular basis, but not less than quarterly, and will call special meetings as circumstances require.  It will meet privately, as necessary, with the Director of Audit Services and the independent public accountant in separate executive sessions to discuss any matters that the Committee, the Director of Audit Services, or the independent accountant believe should be discussed privately. The Committee may ask members of management or others to attend meetings and provide pertinent information, as necessary.

Responsibilities

1.               Provide an open avenue of communication between the internal auditors, the independent accountant, and the Board of Directors.

2.               Review and update, where appropriate, the Committee’s charter annually.

3.               Recommend to the Board of Directors on an annual basis the independent accountant to be nominated, approve the compensation of the independent accountant, and review and approve the discharge of the independent accountant.  The independent accountant is ultimately responsible to the Board of Directors and the Audit Committee.

4.               Pre-approve the audit and non-audit services performed by the independent accountant as prescribed under the Sarbanes-Oxley Act of 2002, and related regulations of the Securities and Exchange Commission.

5.               Review and concur in the appointment, replacement, reassignment or dismissal of the Director of Audit Services.

6.               Require the independent accountant to submit to the Committee on a periodic basis a formal written statement regarding independence of such independent accountant and all facts and circumstances relevant thereto; discuss with the independent accountant its independence; confirm and assure the independence of the Audit Services Department and the independent accountant, including a review of management consulting services and related fees provided by the independent accountant; and recommend to the Board of Directors actions necessary to ensure independence of the Audit Services Department and the independent accountant. Ascertain that the lead audit partner for the independent accountant(s) serves in that capacity for no more than five years. In addition, ascertain that any partner other than the lead or concurring partner serves no more than seven years at the partner level on the Company’s audit.

7.               Monitor the Company’s practices relative to the hiring of current or former employees of the independent accountant.

8.               Inquire of management, the Director of Audit Services, and the independent accountant about significant risks or exposures, assess the steps management has taken to minimize such risk to the Company, and periodically review compliance with such steps.

9.               Approve the annual audit plan, ensuring provisions are made for the monitoring of the independent accountant’s services as required by the Audit Committee Pre-Approval Policy, and review the three-year plan of the internal auditing function. Review the independent accountant’s proposed audit plan, including coordination with Audit Services’ annual audit plan.

10.         Review with the Director of Audit Services and the independent accountant the coordination of audit effort to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

11.         Consider with management and the independent accountant the rationale for employing audit firms other than the principal independent accountant.

12.         Consider and review with the independent accountant and the Director of Audit Services:

a.               The adequacy of the Company’s internal controls, including computerized information system controls and security;

b.              Any related significant issues identified by the independent accountant and Audit Services, together with management’s responses thereto;

c.               Material written communications between the independent accountant and management, such as any management letter or schedule of unadjusted audit differences; and

d.              Significant deficiencies and/or material weaknesses in the internal controls over financial reporting identified during the process of management’s assessment of such internal controls or by the independent accountant in their testing of management’s assessment to determine the proper disposition of deficiencies and/or weaknesses identified.

13.         Review with management and the independent accountant at the completion of the annual audit:

a.               The Company’s annual financial statements and related footnotes;

b.              The independent accountant’s audit of the financial statements and the report thereon;

c.               The independent accountant’s judgement about the quality and appropriateness of the Company’s accounting principals as applied to its financial reporting;

d.              Any significant changes required in the independent accountant’s audit plan and scope;

e.               Any serious difficulties or disputes with management encountered during the course of the audit; and

f.                 Other matters related to the conduct of the audit which are to be communicated to the Committee under generally accepted auditing standards.

14.         Review with management such appropriate notices or reports as may be required to be filed on behalf of the Committee with the regulatory authorities, exchanges or included in the Company’s proxy materials or otherwise, pursuant to law or exchange regulations. Review with management and the independent accountant the effect of any regulatory and accounting initiatives, as well as off-balance sheet structures, if any.

15.         Consider and review with management and the Director of Audit Services:

a.               Any difficulties encountered in the course of their audits, including any restrictions on the scope of their work or access to required information;

b.              Any significant changes required in their audit plan;

c.               Any significant audit findings and management’s responses thereto;

d.              The Audit Services Department budget, staffing, and staff qualifications;

e.               The Audit Services Department charter; and

f.                 Audit Services’ compliance with the Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing.

16.         Provide oversight of the Company’s Code of Business Conduct, Code of Ethics for the CEO and Senior Financial Officers, and anti-fraud programs. The Committee’s oversight role includes:

a.               Periodic review, reassessment, and approval of the Company’s Code of Business Conduct and Code of Ethics for the CEO and Senior Financial Officers;

b.              A review, with the Director of Audit Services, of the results of the annual Code of Business Conduct questionnaire;

c.               Creation, maintenance, and review of procedures for:

i.                                          Receipt, retention, and treatment of complaints received by the Company  regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization;

ii.                                       Confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters; and

iii.                                    Review of any complaints received for appropriate, timely follow-up and resolution by management.

17.         Review the results of any audits of officers’ expense reimbursements, perquisites, and officer use of corporate assets by Audit Services or the independent accountant.  As considered necessary by the Committee, review policies and procedures governing these areas.

18.         Review legal and regulatory matters that may have a material impact on the financial statements, related Company compliance policies and programs, and reports received from regulators.

19.         Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

20.         Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities, and retain independent counsel, accountants or others to assist it in the conduct of any investigation.

21.         Conduct a periodic review of the Committee’s effectiveness and performance.

22.         Assume such other duties and considerations as may be delegated to the Committee by the Board of Directors, or required of the Committee upon the request of the Board of Directors from time to time pursuant to a duly adopted resolution of the Board of Directors.